Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 23, 2020

Courtney Lindsay

Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Checkmate Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted May 13, 2020

CIK No. 0001651431

Dear Ms. Lindsay:

This letter is submitted on behalf of Checkmate Pharmaceuticals, Inc. (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) as set forth in the Staff’s letter, dated June 9, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised Amendment No. 1 to the Draft Registration Statement (“Amended Draft Registration Statement”) together with this letter. We are also sending, under separate cover, a copy of the Amended Draft Registration Statement (including exhibits) and four marked copies of the Amended Draft Registration Statement showing the changes to the Draft Registration Statement confidentially submitted on May 13, 2020.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Draft Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your disclosure that in clinical trials, your product candidate has shown “robust anti-tumor activity” and that you have observed a “generally manageable safety profile” in clinical trials. Please revise your disclosure to remove any suggestion that your product candidate is safe or effective, insofar as determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authorities.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages 1, 84 and 100 of the Amended Draft Registration Statement.

2.

We note statements comparing neoadjuvant CMP-001 and PD-1 blockade with neoadjuvant PD-1 blockade alone. As this comparison is not based on head-to-head studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparison to support marketing approval for CMP-001 from the FDA or other comparable regulators.

RESPONSE: The Company respectfully advises the Staff that to date, there is no randomized trial comparing CMP-001 (or any other TLR9 agonist) plus PD-1 blockade vs. PD-1 blockade alone, which would be the preferred method of delineating the incremental contribution of CMP-001. In the absence of randomized data, we understand that it is a common approach to take into account data from other studies (historical controls) to approximate the expected response rate with PD-1 blockade alone. In this case, published data in the neoadjuvant melanoma setting with PD-1 blockade alone reports Major Pathologic Response rates of approximately 30%. We believe the inclusion of this data provides helpful context to inform the readers’ interpretations of the results of the CMP-001 study.

However, we do not expect to rely upon such a comparison to support marketing approval for CMP-001 from the FDA or other regulatory authorities. While in certain cases the Food and Drug Administration (“FDA”) has granted marketing authorizations based upon single-arm studies (comparing results to historical controls), these are usually limited to indications that represent serious unmet medical needs. To the extent we pursue marketing authorization in the neoadjuvant setting of melanoma, we expect to conduct a future randomized study which directly compares the results for CMP-001 plus PD-1 blockade to the results for PD-1 blockade alone.

In acknowledgement of the Staff’s comment, the Company has revised the disclosure on pages 1, 84 and 100 of the Amended Draft Registration Statement.

Use of Proceeds, page 75

3.

We note your disclosure that you will use a portion of the offering proceeds to fund the development of your product candidate in PD-1 refractory melanoma. Please expand to state how far the offering proceeds will allow you to reach in your development with respect to this indication.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages 7 and 75 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 94

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the requested information once the estimated offering price range has been determined.

Business

Interim Safety Results, page 108

5.

Please revise to disclose all treatment-related serious adverse events, not just those that were “commonly reported” or reported in more than one subject. Provide similar disclosure where you discuss each trial in the Business section.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages 109, 110, 111 and 113 of the Amended Draft Registration Statement.

Intellectual Property, page 118

6.

We note that you state that you own or “otherwise control” prosecution of fifteen patents. Please expand your disclosure to discuss what you mean when you state that you “otherwise control” certain prosecutions of patents. Please provide a breakdown of those prosecution patents that you own as compared to those that you otherwise control. Please also disclose the foreign jurisdictions you refer to in this section.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages 45 and 119 of the Amended Draft Registration Statement.

License Agreement with Kuros, page 119

7.

We note that you state that you are required to pay tiered royalties of high single-digit to low double-digit percentages on annual net sales of certain Licensed Products. Please refine your disclosure to provide a more exact description of the high end of the range (e.g., low teens) to ensure that you have described the royalty rate within a ten-point range.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on page 120 of the Amended Draft Registration Statement.

8.

We note your statement that the royalty term will expire on a country-by-country basis on the latest to occur of several events, one of which is the expiration date of the last valid claim within the licensed patent rights. Please revise to clarify the types of claims this refers to and when these claims are expected to expire.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on page 120 of the Amended Draft Registration Statement.

Financial Statements

Notes to Financial Statements

Note 11. Commitments and Contingencies, page F-23

9.	With regard to the license agreement with Cytos Biotechnology LTD (now Kuros Biosciences AG or Kuros), please:

•	expand the disclosure to state what triggered the milestone payments and when the $1.0 million of milestone payments were recognized;

•

reconcile the disclosure on page 119 which states “Under the Kuros License Agreement, we paid Kuros upfront fees of $1.25 million, including $1 million paid upon execution of the agreement in 2015, $250,000 paid upon execution of the second amendment.” with the disclosure on page F-23 which states “As of December 31, 2019, the Company has incurred and paid milestone payments totaling $1.0 million.”; and

•	clarify the total amount that has been paid under the agreement, i.e., $1.25 million, $1.0 million, or $2.25 million, etc.

•	RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages F-23 and F-38 of the Amended Draft Registration Statement.

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that potential investors will not retain copies of such material.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8816.

Sincerely,

/s/ Benjamin K. Marsh
Benjamin K. Marsh, Esq

Enclosures

cc:      Barry Labinger, Checkmate Pharmaceuticals, Inc.

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